[COMPANY LETTERHEAD]

January 16, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgal

Re:	Syniverse Holdings, Inc.
Definitive Schedule 14A filed April 9, 2007
File No. 1-32432

Dear Ms. Krebs:

This is to confirm our discussion yesterday, January 15, 2008, in which we advised that a response to your letter of September 21, 2007 would be provided by close of business this Friday, January 18, 2008.

Sincerely,

/s/ Robert F. Garcia, Jr.
Robert F. Garcia, Jr.

General Counsel